NO ACT

DC
PE
12-20-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





08040689

Received SEC

FEB 22 2008

Washington, DC 20549

February 22, 2008

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/22/2008

Re: Bank of America Corporation
Incoming letter dated December 20, 2007

Dear Mr. Gerber:

This is in response to your letters dated December 20, 2007 and January 30, 2008 concerning the shareholder proposal submitted to Bank of America by the Free Enterprise Action Fund. We also have received letters on the proponent's behalf dated December 28, 2007 and February 5, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Steven J. Milloy
Managing Partner & General Counsel
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 20, 2007

Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
101 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Free Enterprise Action Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting") for the reasons set forth herein, the proposal described below. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal and supporting statement dated November 13, 2007 (the "Proposal") from Free Enterprise Action Fund (the "Proponent"), for inclusion in the proxy materials for the 2008 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2008 Annual Meeting is scheduled to be held on or about April 23, 2008. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 13, 2008.



Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2008 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests the corporation to prepare an "Equator Principles Report." The report should discuss how the "implementation of the Equator Principles has led to improved environmental and social outcomes in its project finance transactions."

WHAT ARE THE EQUATOR PRINCIPLES?

Because the Corporation does not believe that the average person (or stockholder, as discussed below) is aware of the Equator Principles, a brief summary follows. The Equator Principles are designed to serve as a financial industry benchmark for determining, assessing and managing social and environmental risk in project financing (a method of funding in which the lender looks primarily to the revenues generated by a single project both as the source of repayment and as security for the exposure). The Equator Principles provide a common set of voluntary guidelines, based on best practice, to help financial institutions and their clients to address these areas. Financial institutions that have voluntarily adopted the Equator Principles have agreed not to provide loans to projects where the borrower will not or is unable to comply with the social and environmental policies and procedures set forth under the Equator Principles. In effect, the Equator Principles establish an additional and elaborate underwriting process for project finance related loans. The Equator Principles also establish certain covenants that are expected to be agreed to by borrowers. The Equator Principles operate as one of many underwriting criteria used by these financial institutions in their due diligence and underwriting process in connection with each extension of credit to project finance ventures. As disclosed on its website, the Corporation has adopted, and continues to support, the Equator Principles as an industry best standard for project finance.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rules 14a-8(i)(7), (i)(5) and (i)(3). The Proposal may be



excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. The Proposal may be excluded pursuant to Rule 14a-8(i)(5) because it deals with a matter that is not financially or otherwise significant to the Corporation. The Proposal may also be excluded pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rule 14a-9 and Rule 14a-5. References in this letter to Rule 14a-8(i)(7) shall also include its predecessor, Rule 14a-8(c)(7).

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Under Commission and Division precedent, a stockholder proposal is considered "ordinary business" when it relates to matters that are so fundamental to management's ability to run a company on a day-to-day basis that they are not appropriate for stockholder oversight. Further, in order to constitute "ordinary business," the proposal must not involve a significant policy issue that would override its "ordinary business" subject matter. *See Exchange Act Release No. 34-40018* (May 21, 1998). In addition, a proposal that is styled as a request for a report does not change its ordinary business nature. Pursuant to Commission directive in 1983, the Division has long evaluated proposals requesting a report by considering the underlying subject matter of proposal when applying Rule 14a-8(i)(7). *See Exchange Act Release No. 34-20091* (August 16, 1983). The Corporation believes that the underlying subject matter of the Proposal falls squarely within the scope of the above considerations. Insofar as the Proposal requests the Corporation to prepare a report concerning the impact the Equator Principles has had on decisions related to extensions of credit, and cost/benefit assessments for project finance transactions, it relates to the Company's ordinary business operations.

A. The Proposal Relates Solely to the Corporation's Core Products and Services

General. The Corporation is one of the world's largest financial institutions, serving individual consumers, small and middle market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk-management products and services. The Corporation serves approximately 57 million consumer and small business relationships with more than 5,700 retail banking offices, more than 17,000 ATMs and online banking with more than 23 million active users. The Corporation is the leading overall Small Business Administration (SBA) lender in the United States and the leading SBA lender to minority-owned small businesses. The Corporation serves clients in 175 countries and has relationships with 99 percent of the U.S. Fortune 500 companies and 80 percent of the Fortune Global 500. In short, the Corporation's day-to-day business is the provision of financial services, including the extension of credit, financing and investment services, to its clients. Notwithstanding these facts, the Proposal attempts to allow stockholders to determine the Corporation's credit policies, credit decisions, loan underwriting and customer relations and to determine when and to whom the Corporation can or cannot extend credit.

The Proposal relates to the Corporation's ordinary business operations because it relates directly to the financial products and services offered by the Corporation. The Proposal seeks to usurp management's authority and permit stockholders to govern the day-to-day business of managing the provision of financial services by the Corporation to its customers and its relationships with such customers.

The Extension of Credit and Credit Decisions are Part of the Corporation's Ordinary Business. As noted above, the Corporation is a financial services holding company that provides a wide range credit and financial products and services to its customers. The application of the Equator Principles, as part of the overall credit assessment framework for project finance transactions, is an inherently complex evaluation, and is not a matter about which stockholders, as a group, are in a position to properly and coherently oversee. Accordingly, it would not be appropriate for stockholders as a group to control these assessments. The Division has agreed that the decisions regarding the provision of particular products and services, including the extension of credit, to particular types of customers involves day-to-day business operations. For example, in *Citigroup Inc.* (February 12, 2007) ("*Citigroup*"), a similar proposal requested an annual "Equator Principles Right-to-Know Report." The proposal in *Citigroup* and the Proposal relate to the same subject --the impact and outcome from the implementation of the credit underwriting standards provided by the Equator Principles. In *Citigroup*, the proposed report requested information pertaining to the impact the Equator Principles has had on the company's decisions related to extensions of credit, risk management and cost/benefit assessments for project finance transactions. The Division found that the proposal requesting a report regarding the loan underwriting criteria (as provided in Equator Principles) could be excluded under Rule 14a-8(i)(7) because it related to the company's ordinary business operations "(i.e., credit decisions)." Similarly, in *Bank of America Corporation* (March 7, 2005) ("*Bank of America I*"), a proposal mandated that a financial services company not provide "credit or other banking services" to customers engaged in certain activities (i.e., payday lending) to which the proponent objected. The Division found that the proposal dealt with the provision of financial services, namely its "credit policies, loan underwriting and customer relations," and was, therefore, excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business operations.

In *Bancorp Hawaii, Inc.* (February 27, 1992), the Division found that a proposal that would have prohibited a financial services company from participating in a number of specified business activities, including purchasing bonds, making loans and acting as a financial consultant, was excludable because it related to the company's day-to-day business operations. In *Bancorp Hawaii*, the Division recognized that the decision as to whether to make a loan or provide financial services to a particular customer is the core of a bank holding company's business activities. In *Centura Banks, Inc.* (March 12, 1992) ("*Centura Banks*"), a proposal requiring a financial services company to refrain from knowingly providing financial services to anyone involved in the manufacture or sale of illegal drugs, and to refrain from giving aid or comfort to anyone involved in the manufacture or sale of illegal drugs, was excludable from proxy materials as dealing with ordinary business operations. In *Citicorp* (January 19, 1989), a proposal prohibiting a financial services company from making loans to corporations that have changed their annual meeting dates was excludable because it related to ordinary business operations. The forgoing examples are all the same—the proponent sought to involve stockholders in credit decisions, the credit underwriting process and credit extension policies. The Proposal is no different. The Proponent wants to involve itself in the credit decisions and underwriting policies the customers to which the Corporation, a multi-billion dollar global financial institution, may or may not provide financial products and services and what financial services may be provided.

One of the Corporation's primary financial services is the provision of financing and loans to its individual and corporate customers. The Division has repeatedly recognized that the policies that a company applies in making lending decisions are particularly complex. As such, stockholders are generally not in a position to make an informed judgment regarding these policies. *See Citigroup* and *Bank of America I* discussed above; *Cash America International, Inc.* (March 5, 2007) (a proposal relating to the development of a suitability standard for loans made by a "pay day" lender, implementation thereof and assessment of the company's success in meeting such standard was omitted because it related to "credit policies, loan underwriting and customer relations"); *Mirage Resorts, Inc.* (February 18, 1997) (omission of a proposal relating to business relationships and extensions of credit); *BankAmerica Corporation* (March 23, 1992) (omission of a proposal dealing with the extension of credit and decisions and policies regarding the extension of credit); and *BankAmerica Corporation* (February 18, 1977) (omission of a proposal relating to a company's lending activities because "the procedures applicable to the making of particular categories of loans, the factors to be taken into account by lending officers in making such loans, and the terms and conditions to be included in certain loan agreements are matters directly related to the conduct of one of the company's principal businesses and part of its everyday business operations"). In *Banc One Corporation* (February 25, 1993) ("*Bank One*"), for instance, the Division permitted the company to exclude a proposal that asked the bank to adopt procedures that would consider the effect on customers of credit application rejection. The Division allowed the company in *Bank One* to exclude the proposal because it addressed credit policies, loan underwriting and customer relationships, which are all within a company's ordinary business operations. As with the foregoing proposals, among the many ordinary business areas the Proposal addresses, the Proposal relates to the complex policies that the Corporation applies in making lending decisions.

The Provision of Other Banking Services is Ordinary Business. The Division has also found that proposals regarding the provision of other (non-lending) banking services and banking relationships are matters of ordinary business. In *Bank of America Corporation* (February 21, 2007) ("*Bank of America II*"), a proposal called for a report about "the provision of any financial services for any corporate or individual clients that enable capital flight and results in tax avoidance." In *Bank of*

America II, the proponent sought to prohibit a financial services company from providing financial services to clients to which the proponent objected and to clients that might use such financial services in a manner to which the proponent objected. The Division found that the proposal dealt with the "sale of particular services" and was, therefore, excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business operations. In *Citicorp* (January 26, 1990) ("*Citicorp I*"), the Division found that a proposal to write down, discount or liquidate loans to developing countries was excludable because it related to the forgiveness of a particular category of loans and the specific strategy and procedures for effectuating such forgiveness. In *Citicorp* (January 2, 1997), a proposal seeking to establish a compliance program directed at the Foreign Corrupt Practices Act was excludable because it dealt with the initiation of a general compliance program, an ordinary business matter. In *Salomon, Inc.* (January 25, 1990), a proposal to an investment bank that related to the specific services to be offered to customers and the types of trading activity to be undertaken by the company was excludable because it dealt with ordinary business operations. In *The Bank of New York Company, Inc.* (March 11, 1993), a proposal that related to the establishment of procedures for dealing with the bank's account holders was excludable because it dealt with ordinary business operations. As with the foregoing proposals, the Proposal addresses the Corporation's provision of financial banking services and customer relationships.

The Sale of a Particular Product or Service is Ordinary Business. In other non-banking contexts, the Division has consistently taken the position that the sale or distribution of a particular category or type of product or service, whether considered controversial or viewed as socially unacceptable by certain segments of the general population, is part of a company's ordinary business operations. This is true even in the case of proposals relating to pornography, illegal drugs, gun use, tobacco use, offensive imagery and chemical production. As with the no-action letters discussed below, the Proposal relates directly to the sale by the Corporation of its products and services (i.e., financial services, including financing and investments, to clients). In *Marriott International, Inc.* (February 13, 2004) ("*Marriott*"), a proposal prohibiting the company's hotels from selling or offering sexually explicit materials through pay-per-view or in gift shops was excludable under Rule 14a-8(i)(7). In *Marriott*, the company argued that an integral part of its business included selecting the products, services and amenities to be offered at its hotels and lodging facilities and that the ability to make such decisions is fundamental to management's ability to control the operations of the company, and is not appropriately delegated to stockholders. *See also, Kmart Corporation* (February 23, 1993) (proposal related to the sale or distribution of sexually-explicit material could be excluded because it related to the sale of a particular product); and *USX Corporation* (January 26, 1990) (proposal to cease sales of adult products). In *AT&T Corp.* (February 21, 2001) ("*AT&T*"), a company subsidiary engaged in cable television programming and aired sexually explicit programming material. The Division concurred that the company could omit a stockholder proposal that requested a report on the company's policies regarding sexually explicit materials, stating in particular that the proposal related to the company's "ordinary business operations (i.e., the nature, presentation and content of cable television programming)." *AT&T* recognizes that decisions regarding the products (i.e., programming) offered by a cable television provider are ordinary business matters.

Similarly, proposals relating to the sale of tobacco related products have been found excludable under Rule 14a-8(i)(7) because they related to sales of a particular product. *See The Walt Disney Company* (December 7, 2004) (a proposal regarding the impact on adolescents' health from exposure to smoking in movies related to the company's products); *Wal-Mart Stores, Inc.* (April 1, 2002) (a proposal regarding the adoption of a policy regarding the marketing of tobacco products in developing countries); *Wal-Mart Stores, Inc.* (March 20, 2001); *Albertson's, Inc.* (March 23, 2001); and *J.C. Penny Company, Inc.* (March 2, 1998) (proposals to discontinue the sale of tobacco related products); and *Clear Channel Communications, Inc.* (March 10, 1999) and *Gannett Co. Inc.* (March 18, 1993) (proposals related to tobacco and cigarette advertising). The Division has also carried this position to other areas, including illegal drugs (*see Centura Banks* above), prohibiting the sale of guns and ammunition (*See Wal-Mart Stores, Inc.* (March 9, 2001)) and offensive imagery of different races or cultures (*See Federated Department Stores, Inc.* (March 27, 2002)). All of these letters confirm that proposals, like the Proposal, regarding the sale of a particular product or service, even if controversial or viewed as socially unacceptable by certain segments of the general population, may be excluded because they relate to matters of ordinary business.

B. The Proposal's Excludability is Not Overridden by a Significant Policy Concern

Although the Corporation generally agrees that the health of the global environment is important and that reasonable measures should be taken to protect the environment, the Proposal does not raise a significant social policy issue as contemplated by Rule 14a-8(i)(7). While certain proposals related to the environment have been found by the Division to raise significant policy concerns, the subject matter of the Proposal, credit decisions and underwriting policies, do not. The Division has clearly demonstrated that a proposal is not excludable merely because it relates to the environment. *See Staff Legal Bulletin No. 14C (CF)* (June 28, 2005) ("*SLB 14C*"), *Citigroup I* (as noted above, omitting a proposal seeking a report on the impact of the company's adoption of the Equator Principles); *Wachovia Corporation* (February 10, 2006) and *TXU Corp.* (April 2, 2007).

The Division has recently determined that matters related to the implementation of the Equator Principles do not raise a significant policy concern that would override an ordinary business matter. *See Citigroup I.* The Proposal and supporting statement do not present any argument to the contrary. Indeed, contrary to proposals that raise social policy concerns by calling for activities designed to protect the environmental or local communities, the proposal actually called into question whether the adoption of the Equator Principles has "actually produced real and significant improvements" or "actually leads to improved environmental or social outcomes." Notwithstanding the proponent's numerous attempts to portray the proposal as a social policy proposal, the Division did not find an overriding social policy concern and permitted the company to exclude the Equator

Principles proposal under Rule 14a-8(i)(7). Both the proposal in *Citigroup I* and the Proposal relate to the decision to extend credit and underwriting policies, not the environmental protection. *See also, Citicorp I* (discussed above) (excluding a proposal related to the lending activities of a financial service company in developing countries was found excludable because, among other things, the "developing country" aspect of the proposal did not raise an overriding significant policy concern); *Bank of America I;* and *Bank of America II.*

C. Conclusion

The extension of credit, credit decisions and underwriting policies, as well as the provision of financial services, form the core of the Corporation's ordinary business operations. The Equator Principles merely represent an additional loan underwriting criteria and do not raise an overriding significant social policy. Accordingly, the Proposal may be omitted from proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(7).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(5) because The Proposal is not significantly related to the business of the Corporation

Rule 14a-8(i)(5) permits exclusion of a proposal which relates to operations which (i) account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, (ii) account for less than 5 percent of its net earnings for the most recent fiscal year, (iii) account for less than 5 percent of its gross sales for its most recent fiscal year and (iv) is not otherwise significantly related to the company's business. *See Merck & Co., Inc.* (January 4, 2006); *The Proctor & Gamble Company* (August 11, 2003); *The Walt Disney Company* (November 29, 2002) ("*Walt Disney*"); and *Hewlett-Packard Company* (January 7, 2003).

As of and for the year ended December 31, 2006, the Corporation, on a consolidated basis, had total assets of $1.5 trillion, revenues, net of interest expense, of $72.6 billion and net income of $21.1 billion. As noted above, the Equator Principles is applicable to the extension of credit to project finance transactions. The Equator Principles also require public disclosure of the relevant transactions. As disclosed in the Corporation's 2006 Sustainability Report, in 2006, the Corporation participated in only one transaction that was included within the definition of Equator Principle applicability. The project had a capital cost value of $2.0 billion dollars. While the Corporation does not individually track assets, revenues and net income attributable to each loan or transaction in which it participates, given the size of the lone applicable transaction in 2006, the Corporation can comfortably represent that total assets attributable to the one project finance lending transaction that was subject to the underwriting criteria set forth in the Equator Principles is less than 5%. Furthermore, based upon the size of the one transaction in 2006, the Corporation believes that total revenues and net income so attributable are less than 5% as well. This one lending transaction clearly represent a tiny part of the Corporation's overall operations. As



discussed above, the Division has found that the Equator Principles do not raise a significant social policy concern that would make the proposal otherwise significant to a company. Based on these facts, the Proposal is not economically or otherwise significant to the Corporation's business operations.

In *Walt Disney*, a proposal requested that Disney Vacation Club Owners receive the same reduced rate for annual Disney World Passes that Florida residents receive. In *Walt Disney*, the Division noted that the amount of revenue, earnings and assets attributable to Disney Vacation Club operations was less than five percent and the proposal is not otherwise significantly related to the company's business. The Division found that the proposal in *Walt Disney* excludable under Rule 14a-8(i)(5). The Division has also found that proposals regarding divestment from a particular country are not otherwise significantly related to a company's business. See *American Telephone and Telegraph Co.* (January 30, 1992); *Motorola, Inc.* (February 21, 1995) and *J.P. Morgan & Co. Incorporated* (February 5, 1999).

As was the case in the situations referenced above, the Corporation clearly satisfies the economic tests of Rule 14a-8(i)(5) and is not significant to the Corporation's business as a whole. Rather, the Proposal only addresses the general concerns of the Proponent. For the reasons set forth above, the Corporation believes the Proposal may be omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(5).

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rule 14a-9 and Rule 14a-5.

The Division has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so inherently vague and indefinite that neither stockholders voting on the proposal nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty what actions or measures the proposal requires. *See Staff Legal Bulletin No. 14B (CF)* (September 15, 2004) ("*SLAB 14B*"); *Wendy's International. Inc.* (February 24, 2006) ("*Wendy's*"); *The Ryland Group, Inc.* (January 19, 2005) ("*Ryland*"); *Philadelphia Electric Co.* (July 30, 1992); and *IDACORP, Inc.* (January 9, 2001). Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading and Rule 14a-5, which requires that information in a proxy statement be "clearly presented."

The Proposal is vague and indefinite. The Corporation believes that the subject matter of the Proposal itself (i.e., the Equator Principles) is unfamiliar to most stockholders. The Proposal and supporting statement do not include sufficient information for the stockholders of the Corporation to make an informed decision on the matter being presented. While subject matter experts and senior management of the Corporation are aware of and understand the Equator Principles, the Corporation believes the average stockholder will have little or no understanding of what the Equator Principles require or how they relate to the Corporation. At best, the Proposal and supporting statement indicate that the Equator Principles have some relationship to (i) the environment and social issues and (ii) project finance transactions. Stockholders are not told that the Equator Principles relate to and establish loan underwriting guidelines. Stockholders are not told what the guidelines underlying the Equator Principles require. Stockholders are not told anything about the Corporation's implementation or adoption of the Equator Principles. Stockholders are not provided any information to support why the Proponent questions the Corporation's adoption of the Equator Principals or why the supporting statement has a cynical tone regarding the actual outcomes or improvements. How can a stockholder vote for a proposal requesting a report on an unknown subject matter? The Proposal and supporting statement are woefully inadequate as they do not provide sufficient guidance to enable stockholders to make an informed decision.

In addition, the Proposal leaves key terms and phrases undefined and is subject to multiple interpretations. The Proposal calls for a report regarding how the "implementation of the Equator Principles has led to ***improved environmental and social outcomes*** . . ." (emphasis added) The Proposal and supporting statement provide no guidance as to what is meant by environmental or social outcomes. The Proponent provides no examples to offer guidance. This issue is exacerbated by the fact (as discussed above) the stockholders are unlikely to be familiar with the Equator Principles. Do "environmental outcomes" refer to an increase of cleaner burning fuel projects? Less carbon dioxide emissions? More "green" projects? Do "social outcomes" include better jobs? Higher wages? Improved healthcare? Cleaner air for the local residents to breath? The proposed report would require the Corporation and stockholders to make numerous and significant assumptions regarding what the Proponent is actually contemplating. The scope and ramifications of the Proposal are simply to vague to present to stockholders. The Proposal leaves numerous unanswered questions for the Corporation and its stockholders.

The Division, in numerous no-action letters, has permitted the exclusion of stockholder proposals "involving vague and indefinite determinations ... that neither the shareholders voting on the proposal nor the company would be able to determine with reasonable certainty what measures the company would take if the proposal was approved." *See Wendy's* (excluding a proposal requesting a report on the progress made toward "accelerating development of controlled-atmosphere killing"); *Ryland* (excluding a proposal seeking a report based on the Global Reporting Initiative's sustainability guidelines); *Peoples Energy Corporation* (November 23, 2004) (excluding a proposal to amend the governance documents to prohibit indemnification for acts of "reckless neglect"); *Alcoa Inc.* (December 24, 2002) (excluding a proposal requesting the company to commit itself to



"full implementation of these human rights standards"); *Occidental Petroleum Corporation* (March 8, 2002) (excluding a proposal to adopt the "Voluntary Principles on Security and Human Rights"); and *Puget Energy, Inc.* (March 7, 2002) (excluding a proposal requesting the implementation of a "policy of improved corporate governance"). All of these previous proposals were so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the subject company in implementing the proposal (if adopted), would have been able to determine with any reasonable certainty exactly what actions or measures the proposal required. In addition, these proposals were misleading because any action ultimately taken by the subject company upon implementation of the proposal could be significantly different from the actions envisioned by stockholders voting on the proposal. *See Philadelphia Electric Company* (July 30, 1992) and *NYNEX Corporation* (January 12, 1990).

Neither the Corporation nor its stockholders can determine with reasonable certainty what is being proposed. In fact, the Corporation believes most stockholders will not know what the Equator Principles require. The Proposal is not clearly presented, and the Corporation's stockholders should not be required to guess on what they are voting. In addition, the Corporation and the stockholders could have significantly different interpretations of the Proposal. The Corporation believes that the Proposal is so inherently vague, ambiguous, indefinite and misleading that the Proposal may be omitted under Rule 14a-8(i)(3), as both a violation of Rule 14a-9 and Rule 14a-5.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2008 Annual Meeting. Based on the Corporation's timetable for the 2008 Annual Meeting, a response from the Division by February 3, 2008 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,



Andrew A. Gerber

cc: Teresa M. Brenner
Steven J. Milloy

Equator Principles Report

Resolved: The shareholders request that the Company prepare by October 2008, at reasonable expense and omitting proprietary information, an Equator Principles Report. The report should describe and discuss how Bank of America's implementation of the Equator Principles has led to improved environmental and social outcomes in its project finance transactions.

Supporting Statement:

Bank of America says it uses the Equator Principles — guidelines developed to manage environmental and social issues — in making project finance decisions.

Bank of America has not disclosed to shareholders whether use of the Equator Principles actually leads to improved environmental and social outcomes.

Shareholders applaud Bank of America's desire to improve environmental and social conditions as part of its project finance transactions. However, shareholders want to see that Bank of America's touted implementation of the Equator Principles actually produces real and significant improvements.

action fund
management.LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

December 28, 2007

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareowner Proposal of the Free Enterprise Action Fund to Bank of America Corporation; Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentleman,

On behalf of the Free Enterprise Action Fund ("FEAOX"), attached please find six (6) copies of FEAOX's response to a December 20, 2007 request by Bank of America Corporation for a no-action letter from the Staff in connection with the above-captioned shareowner proposal. Action Fund Management, LLC is the investment adviser to the FEAOX and is authorized to act on behalf of the FEAOX.

Sincerely,



Steven J. Milloy
Managing Partner & General Counsel

Enclosures

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

December 28, 2007

VIA OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re: Shareowner Proposal of the Free Enterprise Action Fund to Bank of America Corporation under Exchange Act Rule 14a-8

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the Free Enterprise Action Fund ("FEAOX") in response to a December 20, 2007 request from Bank of America Corporation, Inc. ("BAC") to the Division of Corporation Finance ("Staff") for a no-action letter concerning the above-captioned shareowner proposal.

Action Fund Management, LLC is the investment advisor to the FEAOX and is authorized to act on its behalf in this matter.

We believe that BAC's request is without merit and that there is no legal or factual basis for BAC to exclude the Proposal from its 2008 Proxy Materials.

Finally, we request that Mr. Thomas J. Kim, chief counsel of the Division of Corporation Finance and a former attorney for the General Electric Company, formally recuse himself from any role in this matter.

I. Corporate action concerning the environment is a significant social policy issue that overcomes the "ordinary business operations" exception.

Corporate action concerning the environment is a significant social policy issue that the Staff has deemed transcends the "ordinary business operations" exception for shareholder proposals. [*See* Exchange Act Release 40,018 (May 21, 1998) and Staff Legal Bulletin No. 14C, part D.2 (June 28, 2005)].

II. BAC has acknowledged that the Equator Principles constitute corporate effort to promote environmental protection.

BAC states on its web site,

Bank of America has adopted, and continues to support, the Equator Principles, which provide a framework for financing projects that promote sound environmental practices and address social policy issues. [Emphasis added]

Contrary to its assertions, BAC's implementation of the Equator Principles is expressly an effort to take action to improve the environment.

III. The Proposal does not touch on any aspect of BAC's ordinary business operations.

The Proposal requests a report on the environmental impact of BAC's implementation of the Equator Principles. The "resolved" and "supporting statements" clearly limit the requested report to the environmental impacts of BAC policies. Contrary to BAC's assertions, the Proposal does not request any information on BAC's extension of credit, the provision of banking services, underwriting policies or the sale of products.

IV. The Proposal differs materially from that in Citigroup Inc. (February 12, 2007).

On February 12, 2007, the Staff granted a request from Citigroup Inc. to exclude a proposal related to the Equator Principles based on the "ordinary business" exception. Learning from that precedent, the current Proposal, however, was crafted to focus exclusively on the environmental impacts of BAC activities and to avoid any inappropriate touching on BAC's ordinary business operations.

V. The Proposal is not vague and indefinite.

The Proposal asks for a report describing how BAC's implementation of the Equator Principles has improved the environment. This request is in no way vague or indefinite and BAC is entirely capable of applying common sense and its discretion in completing a report that satisfies this request.

VI. Thomas Kim should recuse himself from this matter.

We request that Thomas Kim, chief counsel of the Staff, recuse himself from this matter because he is a former attorney for the General Electric Company ("GE") and he may be biased against the FEAOX because of its shareholder activities.

While Mr. Kim was employed by GE:

- The Staff twice refused to grant GE no-action requests on global warming shareholder proposals filed by the FEAOX;
- FEAOX re-filed its global warming proposal on October 30, 2007 while Mr. Kim may still have been employed by GE;
- A member of Gibson, Dunn & Crutcher, GE's law firm, was sanctioned by his employer for sending an obscene e-mail to the FEAOX related to a shareholder

proposal filed with GE. *See* http://blogs.wsj.com/law/2007/02/12/law-blog-email-of-the-day-by-gibson-dunns-larry-simms/.

- GE joined the U.S. Climate Action Partnership, many members of which have received shareholder proposals from the FEAOX.

VII. Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff reject BAC's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and BAC and its representatives concerning the Proposal.

A copy of this correspondence has been timely provided to BAC and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from BAC or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or BAC's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,



Steven J. Milloy
Managing Partner & General Counsel

cc: William J. Mostyn, III, Bank of America Corporation
Andrew A. Gerber, Hunton & Williams



RECEIVED

2008 JAN 31 AM 11: 03

OF CHIEF COUNSEL
CORPORATION FINANCE

January 30, 2008 Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
101 F. Street, N.E.
Washington, DC 20549

Re: **Stockholder Proposal Submitted by Free Enterprise Action Fund**
Update to Corporation's Letter Dated December 20, 2007

Ladies and Gentlemen:

By letter dated December 20, 2007 (the "Initial Request"), pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we requested confirmation that the staff of the Division of Corporation Finance (the "Division") would not recommend enforcement action if the Corporation omitted from its proxy materials for the Corporation's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting") for the reasons set forth therein, a proposal and supporting statement (the "Proposal") from the Free Enterprise Action Fund (the "Proponent"). In the Initial Request, the Corporation indicated its belief that the Proposal could be properly omitted from the proxy materials for the 2008 Annual Meeting pursuant to, among other bases, Rule 14a-8(i)(5) because the Proposal was not significantly related to the business of the Corporation. A copy of the Initial Request is attached hereto as **Exhibit A**. The statements of fact included herein represent our understanding of such facts.

The Proposal requests the Corporation to prepare an "Equator Principles Report." The report should discuss how the "implementation of the Equator Principles has led to improved environmental and social outcomes in its project finance transactions."

SUPPLEMENTAL INFORMATION WITH RESPECT TO EXCLUSION OF PROPOSAL PURSUANT TO RULE 14(a)-8(i)(5)

In further support of the Corporation's belief that it may properly omit the Proposal from its proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(5), the Corporation did not participate in any transactions that were included within the definition of Equator Principle applicability during 2007. As stated in the Corporation's Initial Request, the Corporation engaged in only one transaction that fell within the definition of Equator Principle applicability in 2006, which satisfied the economic tests of Rule 14a-8(i)(5) for exclusion from the Corporation's proxy materials. As the Corporation has only been involved in one transaction involving Equator Principle applicability during the last two fiscal years, transactions involving Equator Principles clearly represent a small part of the Corporation's overall operations. Further, there are no indications that transactions involving Equator Principles will become an important area of business for the Corporation.

For the reasons set forth above, as well as those described in the Initial Request, the Corporation continues to believes the Proposal may be omitted from the proxy materials for the 2008 Annual Meeting.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2008 Annual Meeting. Based on the Corporation's timetable for the 2008 Annual Meeting, a response from the Division by February 3, 2008 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,



Andrew A. Gerber

cc: Teresa M. Brenner
Steven J. Milloy



HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 20, 2007

Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
101 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Free Enterprise Action Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting") for the reasons set forth herein, the proposal described below. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal and supporting statement dated November 13, 2007 (the "Proposal") from Free Enterprise Action Fund (the "Proponent"), for inclusion in the proxy materials for the 2008 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2008 Annual Meeting is scheduled to be held on or about April 23, 2008. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 13, 2008.



Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2008 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests the corporation to prepare an "Equator Principles Report." The report should discuss how the "implementation of the Equator Principles has led to improved environmental and social outcomes in its project finance transactions."

WHAT ARE THE EQUATOR PRINCIPLES?

Because the Corporation does not believe that the average person (or stockholder, as discussed below) is aware of the Equator Principles, a brief summary follows. The Equator Principles are designed to serve as a financial industry benchmark for determining, assessing and managing social and environmental risk in project financing (a method of funding in which the lender looks primarily to the revenues generated by a single project both as the source of repayment and as security for the exposure). The Equator Principles provide a common set of voluntary guidelines, based on best practice, to help financial institutions and their clients to address these areas. Financial institutions that have voluntarily adopted the Equator Principles have agreed not to provide loans to projects where the borrower will not or is unable to comply with the social and environmental policies and procedures set forth under the Equator Principles. In effect, the Equator Principles establish an additional and elaborate underwriting process for project finance related loans. The Equator Principles also establish certain covenants that are expected to be agreed to by borrowers. The Equator Principles operate as one of many underwriting criteria used by these financial institutions in their due diligence and underwriting process in connection with each extension of credit to project finance ventures. As disclosed on its website, the Corporation has adopted, and continues to support, the Equator Principles as an industry best standard for project finance.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rules 14a-8(i)(7), (i)(5) and (i)(3). The Proposal may be



excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. The Proposal may be excluded pursuant to Rule 14a-8(i)(5) because it deals with a matter that is not financially or otherwise significant to the Corporation. The Proposal may also be excluded pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rule 14a-9 and Rule 14a-5. References in this letter to Rule 14a-8(i)(7) shall also include its predecessor, Rule 14a-8(c)(7).

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Under Commission and Division precedent, a stockholder proposal is considered "ordinary business" when it relates to matters that are so fundamental to management's ability to run a company on a day-to-day basis that they are not appropriate for stockholder oversight. Further, in order to constitute "ordinary business," the proposal must not involve a significant policy issue that would override its "ordinary business" subject matter. *See Exchange Act Release No. 34-40018* (May 21, 1998). In addition, a proposal that is styled as a request for a report does not change its ordinary business nature. Pursuant to Commission directive in 1983, the Division has long evaluated proposals requesting a report by considering the underlying subject matter of proposal when applying Rule 14a-8(i)(7). *See Exchange Act Release No. 34-20091* (August 16, 1983). The Corporation believes that the underlying subject matter of the Proposal falls squarely within the scope of the above considerations. Insofar as the Proposal requests the Corporation to prepare a report concerning the impact the Equator Principles has had on decisions related to extensions of credit, and cost/benefit assessments for project finance transactions, it relates to the Company's ordinary business operations.

A. The Proposal Relates Solely to the Corporation's Core Products and Services

General. The Corporation is one of the world's largest financial institutions, serving individual consumers, small and middle market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk-management products and services. The Corporation serves approximately 57 million consumer and small business relationships with more than 5,700 retail banking offices, more than 17,000 ATMs and online banking with more than 23 million active users. The Corporation is the leading overall Small Business Administration (SBA) lender in the United States and the leading SBA lender to minority-owned small businesses. The Corporation serves clients in 175 countries and has relationships with 99 percent of the U.S. Fortune 500 companies and 80 percent of the Fortune Global 500. In short, the Corporation's day-to-day business is the provision of financial services, including the extension of credit, financing and investment services, to its clients. Notwithstanding these facts, the Proposal attempts to allow stockholders to determine the Corporation's credit policies, credit decisions, loan underwriting and customer relations and to determine when and to whom the Corporation can or cannot extend credit.



The Proposal relates to the Corporation's ordinary business operations because it relates directly to the financial products and services offered by the Corporation. The Proposal seeks to usurp management's authority and permit stockholders to govern the day-to-day business of managing the provision of financial services by the Corporation to its customers and its relationships with such customers.

The Extension of Credit and Credit Decisions are Part of the Corporation's Ordinary Business. As noted above, the Corporation is a financial services holding company that provides a wide range credit and financial products and services to its customers. The application of the Equator Principles, as part of the overall credit assessment framework for project finance transactions, is an inherently complex evaluation, and is not a matter about which stockholders, as a group, are in a position to properly and coherently oversee. Accordingly, it would not be appropriate for stockholders as a group to control these assessments. The Division has agreed that the decisions regarding the provision of particular products and services, including the extension of credit, to particular types of customers involves day-to-day business operations. For example, in *Citigroup Inc.* (February 12, 2007) ("*Citigroup*"), a similar proposal requested an annual "Equator Principles Right-to-Know Report." The proposal in *Citigroup* and the Proposal relate to the same subject --the impact and outcome from the implementation of the credit underwriting standards provided by the Equator Principles. In *Citigroup*, the proposed report requested information pertaining to the impact the Equator Principles has had on the company's decisions related to extensions of credit, risk management and cost/benefit assessments for project finance transactions. The Division found that the proposal requesting a report regarding the loan underwriting criteria (as provided in Equator Principles) could be excluded under Rule 14a-8(i)(7) because it related to the company's ordinary business operations "(i.e., credit decisions)." Similarly, in *Bank of America Corporation* (March 7, 2005) ("*Bank of America I*"), a proposal mandated that a financial services company not provide "credit or other banking services" to customers engaged in certain activities (i.e., payday lending) to which the proponent objected. The Division found that the proposal dealt with the provision of financial services, namely its "credit policies, loan underwriting and customer relations," and was, therefore, excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business operations.

In *Bancorp Hawaii, Inc.* (February 27, 1992), the Division found that a proposal that would have prohibited a financial services company from participating in a number of specified business activities, including purchasing bonds, making loans and acting as a financial consultant, was excludable because it related to the company's day-to-day business operations. In *Bancorp Hawaii*, the Division recognized that the decision as to whether to make a loan or provide financial services to a particular customer is the core of a bank holding company's business activities. In *Centura Banks, Inc.* (March 12, 1992) ("*Centura Banks*"), a proposal requiring a financial services company to refrain from knowingly providing financial services to anyone involved in the manufacture or sale of illegal drugs, and to refrain from giving aid or comfort to anyone involved in the manufacture or sale of illegal drugs, was excludable from proxy materials as dealing with ordinary business operations. In *Citicorp* (January 19, 1989), a proposal prohibiting a financial services company from making loans to corporations that have changed their annual meeting dates was excludable because it related to ordinary business operations. The forgoing examples are all the same—the proponent sought to involve stockholders in credit decisions, the credit underwriting process and credit extension policies. The Proposal is no different. The Proponent wants to involve itself in the credit decisions and underwriting policies the customers to which the Corporation, a multi-billion dollar global financial institution, may or may not provide financial products and services and what financial services may be provided.

One of the Corporation's primary financial services is the provision of financing and loans to its individual and corporate customers. The Division has repeatedly recognized that the policies that a company applies in making lending decisions are particularly complex. As such, stockholders are generally not in a position to make an informed judgment regarding these policies. *See Citigroup* and *Bank of America I* discussed above; *Cash America International, Inc.* (March 5, 2007) (a proposal relating to the development of a suitability standard for loans made by a "pay day" lender, implementation thereof and assessment of the company's success in meeting such standard was omitted because it related to "credit policies, loan underwriting and customer relations"); *Mirage Resorts, Inc.* (February 18, 1997) (omission of a proposal relating to business relationships and extensions of credit); *BankAmerica Corporation* (March 23, 1992) (omission of a proposal dealing with the extension of credit and decisions and policies regarding the extension of credit); and *BankAmerica Corporation* (February 18, 1977) (omission of a proposal relating to a company's lending activities because "the procedures applicable to the making of particular categories of loans, the factors to be taken into account by lending officers in making such loans, and the terms and conditions to be included in certain loan agreements are matters directly related to the conduct of one of the company's principal businesses and part of its everyday business operations"). In *Banc One Corporation* (February 25, 1993) ("*Bank One*"), for instance, the Division permitted the company to exclude a proposal that asked the bank to adopt procedures that would consider the effect on customers of credit application rejection. The Division allowed the company in *Bank One* to exclude the proposal because it addressed credit policies, loan underwriting and customer relationships, which are all within a company's ordinary business operations. As with the foregoing proposals, among the many ordinary business areas the Proposal addresses, the Proposal relates to the complex policies that the Corporation applies in making lending decisions.

The Provision of Other Banking Services is Ordinary Business. The Division has also found that proposals regarding the provision of other (non-lending) banking services and banking relationships are matters of ordinary business. In *Bank of America Corporation* (February 21, 2007) ("*Bank of America II*"), a proposal called for a report about "the provision of any financial services for any corporate or individual clients that enable capital flight and results in tax avoidance." In *Bank of*

America II, the proponent sought to prohibit a financial services company from providing financial services to clients to which the proponent objected and to clients that might use such financial services in a manner to which the proponent objected. The Division found that the proposal dealt with the "sale of particular services" and was, therefore, excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business operations. In *Citicorp* (January 26, 1990) ("*Citicorp I*"), the Division found that a proposal to write down, discount or liquidate loans to developing countries was excludable because it related to the forgiveness of a particular category of loans and the specific strategy and procedures for effectuating such forgiveness. In *Citicorp* (January 2, 1997), a proposal seeking to establish a compliance program directed at the Foreign Corrupt Practices Act was excludable because it dealt with the initiation of a general compliance program, an ordinary business matter. In *Salomon, Inc.* (January 25, 1990), a proposal to an investment bank that related to the specific services to be offered to customers and the types of trading activity to be undertaken by the company was excludable because it dealt with ordinary business operations. In *The Bank of New York Company, Inc.* (March 11, 1993), a proposal that related to the establishment of procedures for dealing with the bank's account holders was excludable because it dealt with ordinary business operations. As with the foregoing proposals, the Proposal addresses the Corporation's provision of financial banking services and customer relationships.

The Sale of a Particular Product or Service is Ordinary Business. In other non-banking contexts, the Division has consistently taken the position that the sale or distribution of a particular category or type of product or service, whether considered controversial or viewed as socially unacceptable by certain segments of the general population, is part of a company's ordinary business operations. This is true even in the case of proposals relating to pornography, illegal drugs, gun use, tobacco use, offensive imagery and chemical production. As with the no-action letters discussed below, the Proposal relates directly to the sale by the Corporation of its products and services (i.e., financial services, including financing and investments, to clients). In *Marriott International, Inc.* (February 13, 2004) ("*Marriott*"), a proposal prohibiting the company's hotels from selling or offering sexually explicit materials through pay-per-view or in gift shops was excludable under Rule 14a-8(i)(7). In *Marriott*, the company argued that an integral part of its business included selecting the products, services and amenities to be offered at its hotels and lodging facilities and that the ability to make such decisions is fundamental to management's ability to control the operations of the company, and is not appropriately delegated to stockholders. *See also, Kmart Corporation* (February 23, 1993) (proposal related to the sale or distribution of sexually-explicit material could be excluded because it related to the sale of a particular product); and *USX Corporation* (January 26, 1990) (proposal to cease sales of adult products). In *AT&T Corp.* (February 21, 2001) ("*AT&T*"), a company subsidiary engaged in cable television programming and aired sexually explicit programming material. The Division concurred that the company could omit a stockholder proposal that requested a report on the company's policies regarding sexually explicit materials, stating in particular that the proposal related to the company's "ordinary business operations (i.e., the nature, presentation and content of cable television programming)." *AT&T* recognizes that decisions regarding the products (i.e., programming) offered by a cable television provider are ordinary business matters.

Similarly, proposals relating to the sale of tobacco related products have been found excludable under Rule 14a-8(i)(7) because they related to sales of a particular product. *See The Walt Disney Company* (December 7, 2004) (a proposal regarding the impact on adolescents' health from exposure to smoking in movies related to the company's products); *Wal-Mart Stores, Inc.* (April 1, 2002) (a proposal regarding the adoption of a policy regarding the marketing of tobacco products in developing countries); *Wal-Mart Stores, Inc.* (March 20, 2001); *Albertson's, Inc.* (March 23, 2001); and *J.C. Penny Company, Inc.* (March 2, 1998) (proposals to discontinue the sale of tobacco related products); and *Clear Channel Communications, Inc.* (March 10, 1999) and *Gannett Co. Inc.* (March 18, 1993) (proposals related to tobacco and cigarette advertising). The Division has also carried this position to other areas, including illegal drugs (*see Centura Banks* above), prohibiting the sale of guns and ammunition (*See Wal-Mart Stores, Inc.* (March 9, 2001)) and offensive imagery of different races or cultures (*See Federated Department Stores, Inc.* (March 27, 2002)). All of these letters confirm that proposals, like the Proposal, regarding the sale of a particular product or service, even if controversial or viewed as socially unacceptable by certain segments of the general population, may be excluded because they relate to matters of ordinary business.

B. The Proposal's Excludability is Not Overridden by a Significant Policy Concern

Although the Corporation generally agrees that the health of the global environment is important and that reasonable measures should be taken to protect the environment, the Proposal does not raise a significant social policy issue as contemplated by Rule 14a-8(i)(7). While certain proposals related to the environment have been found by the Division to raise significant policy concerns, the subject matter of the Proposal, credit decisions and underwriting policies, do not. The Division has clearly demonstrated that a proposal is not excludable merely because it relates to the environment. *See Staff Legal Bulletin No. 14C (CF)* (June 28, 2005) ("*SLB 14C*"), *Citigroup I* (as noted above, omitting a proposal seeking a report on the impact of the company's adoption of the Equator Principles); *Wachovia Corporation* (February 10, 2006) and *TXU Corp.* (April 2, 2007).

The Division has recently determined that matters related to the implementation of the Equator Principles do not raise a significant policy concern that would override an ordinary business matter. *See Citigroup I.* The Proposal and supporting statement do not present any argument to the contrary. Indeed, contrary to proposals that raise social policy concerns by calling for activities designed to protect the environmental or local communities, the proposal actually called into question whether the adoption of the Equator Principles has "actually produced real and significant improvements" or "actually leads to improved environmental or social outcomes." Notwithstanding the proponent's numerous attempts to portray the proposal as a social policy proposal, the Division did not find an overriding social policy concern and permitted the company to exclude the Equator

Principles proposal under Rule 14a-8(i)(7). Both the proposal in *Citigroup I* and the Proposal relate to the decision to extend credit and underwriting policies, not the environmental protection. *See also, Citicorp I* (discussed above) (excluding a proposal related to the lending activities of a financial service company in developing countries was found excludable because, among other things, the "developing country" aspect of the proposal did not raise an overriding significant policy concern); *Bank of America I;* and *Bank of America II.*

C. Conclusion

The extension of credit, credit decisions and underwriting policies, as well as the provision of financial services, form the core of the Corporation's ordinary business operations. The Equator Principles merely represent an additional loan underwriting criteria and do not raise an overriding significant social policy. Accordingly, the Proposal may be omitted from proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(7).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(5) because The Proposal is not significantly related to the business of the Corporation

Rule 14a-8(i)(5) permits exclusion of a proposal which relates to operations which (i) account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, (ii) account for less than 5 percent of its net earnings for the most recent fiscal year, (iii) account for less than 5 percent of its gross sales for its most recent fiscal year and (iv) is not otherwise significantly related to the company's business. *See Merck & Co., Inc.* (January 4, 2006); *The Proctor & Gamble Company* (August 11, 2003); *The Walt Disney Company* (November 29, 2002) ("*Walt Disney*"); and *Hewlett-Packard Company* (January 7, 2003).

As of and for the year ended December 31, 2006, the Corporation, on a consolidated basis, had total assets of $1.5 trillion, revenues, net of interest expense, of $72.6 billion and net income of $21.1 billion. As noted above, the Equator Principles is applicable to the extension of credit to project finance transactions. The Equator Principles also require public disclosure of the relevant transactions. As disclosed in the Corporation's 2006 Sustainability Report, in 2006, the Corporation participated in only one transaction that was included within the definition of Equator Principle applicability. The project had a capital cost value of $2.0 billion dollars. While the Corporation does not individually track assets, revenues and net income attributable to each loan or transaction in which it participates, given the size of the lone applicable transaction in 2006, the Corporation can comfortably represent that total assets attributable to the one project finance lending transaction that was subject to the underwriting criteria set forth in the Equator Principles is less than 5%. Furthermore, based upon the size of the one transaction in 2006, the Corporation believes that total revenues and net income so attributable are less than 5% as well. This one lending transaction clearly represent a tiny part of the Corporation's overall operations. As discussed above, the Division has found that the Equator Principles do not raise a significant social policy concern that would make the proposal otherwise significant to a company. Based on these facts, the Proposal is not economically or otherwise significant to the Corporation's business operations.

In *Walt Disney*, a proposal requested that Disney Vacation Club Owners receive the same reduced rate for annual Disney World Passes that Florida residents receive. In *Walt Disney*, the Division noted that the amount of revenue, earnings and assets attributable to Disney Vacation Club operations was less than five percent and the proposal is not otherwise significantly related to the company's business. The Division found that the proposal in *Walt Disney* excludable under Rule 14a-8(i)(5). The Division has also found that proposals regarding divestment from a particular country are not otherwise significantly related to a company's business. See *American Telephone and Telegraph Co.* (January 30, 1992); *Motorola, Inc.* (February 21, 1995) and *J.P. Morgan & Co. Incorporated* (February 5, 1999).

As was the case in the situations referenced above, the Corporation clearly satisfies the economic tests of Rule 14a-8(i)(5) and is not significant to the Corporation's business as a whole. Rather, the Proposal only addresses the general concerns of the Proponent. For the reasons set forth above, the Corporation believes the Proposal may be omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(5).

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rule 14a-9 and Rule 14a-5.

The Division has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so inherently vague and indefinite that neither stockholders voting on the proposal nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty what actions or measures the proposal requires. *See Staff Legal Bulletin No. 14B (CF)* (September 15, 2004) ("*SLAB 14B*"); *Wendy's International. Inc.* (February 24, 2006) ("*Wendy's*"); *The Ryland Group, Inc.* (January 19, 2005) ("*Ryland*"); *Philadelphia Electric Co.* (July 30, 1992); and *IDACORP, Inc.* (January 9, 2001). Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading and Rule 14a-5, which requires that information in a proxy statement be "clearly presented."

The Proposal is vague and indefinite. The Corporation believes that the subject matter of the Proposal itself (i.e., the Equator Principles) is unfamiliar to most stockholders. The Proposal and supporting statement do not include sufficient information for the stockholders of the Corporation to make an informed decision on the matter being presented. While subject matter experts and senior management of the Corporation are aware of and understand the Equator Principles, the Corporation believes the average stockholder will have little or no understanding of what the Equator Principles require or how they relate to the Corporation. At best, the Proposal and supporting statement indicate that the Equator Principles have some relationship to (i) the environment and social issues and (ii) project finance transactions. Stockholders are not told that the Equator Principles relate to and establish loan underwriting guidelines. Stockholders are not told what the guidelines underlying the Equator Principles require. Stockholders are not told anything about the Corporation's implementation or adoption of the Equator Principles. Stockholders are not provided any information to support why the Proponent questions the Corporation's adoption of the Equator Principals or why the supporting statement has a cynical tone regarding the actual outcomes or improvements. How can a stockholder vote for a proposal requesting a report on an unknown subject matter? The Proposal and supporting statement are woefully inadequate as they do not provide sufficient guidance to enable stockholders to make an informed decision.

In addition, the Proposal leaves key terms and phrases undefined and is subject to multiple interpretations. The Proposal calls for a report regarding how the "implementation of the Equator Principles has led to ***improved environmental and social outcomes*** . . ." (emphasis added) The Proposal and supporting statement provide no guidance as to what is meant by environmental or social outcomes. The Proponent provides no examples to offer guidance. This issue is exacerbated by the fact (as discussed above) the stockholders are unlikely to be familiar with the Equator Principles. Do "environmental outcomes" refer to an increase of cleaner burning fuel projects? Less carbon dioxide emissions? More "green" projects? Do "social outcomes" include better jobs? Higher wages? Improved healthcare? Cleaner air for the local residents to breath? The proposed report would require the Corporation and stockholders to make numerous and significant assumptions regarding what the Proponent is actually contemplating. The scope and ramifications of the Proposal are simply to vague to present to stockholders. The Proposal leaves numerous unanswered questions for the Corporation and its stockholders.

The Division, in numerous no-action letters, has permitted the exclusion of stockholder proposals "involving vague and indefinite determinations ... that neither the shareholders voting on the proposal nor the company would be able to determine with reasonable certainty what measures the company would take if the proposal was approved." *See Wendy's* (excluding a proposal requesting a report on the progress made toward "accelerating development of controlled-atmosphere killing"); *Ryland* (excluding a proposal seeking a report based on the Global Reporting Initiative's sustainability guidelines); *Peoples Energy Corporation* (November 23, 2004) (excluding a proposal to amend the governance documents to prohibit indemnification for acts of "reckless neglect"); *Alcoa Inc.* (December 24, 2002) (excluding a proposal requesting the company to commit itself to



"full implementation of these human rights standards"); *Occidental Petroleum Corporation* (March 8, 2002) (excluding a proposal to adopt the "Voluntary Principles on Security and Human Rights"); and *Puget Energy, Inc.* (March 7, 2002) (excluding a proposal requesting the implementation of a "policy of improved corporate governance"). All of these previous proposals were so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the subject company in implementing the proposal (if adopted), would have been able to determine with any reasonable certainty exactly what actions or measures the proposal required. In addition, these proposals were misleading because any action ultimately taken by the subject company upon implementation of the proposal could be significantly different from the actions envisioned by stockholders voting on the proposal. *See Philadelphia Electric Company* (July 30, 1992) and *NYNEX Corporation* (January 12, 1990).

Neither the Corporation nor its stockholders can determine with reasonable certainty what is being proposed. In fact, the Corporation believes most stockholders will not know what the Equator Principles require. The Proposal is not clearly presented, and the Corporation's stockholders should not be required to guess on what they are voting. In addition, the Corporation and the stockholders could have significantly different interpretations of the Proposal. The Corporation believes that the Proposal is so inherently vague, ambiguous, indefinite and misleading that the Proposal may be omitted under Rule 14a-8(i)(3), as both a violation of Rule 14a-9 and Rule 14a-5.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2008 Annual Meeting. Based on the Corporation's timetable for the 2008 Annual Meeting, a response from the Division by February 3, 2008 would be of great assistance.

HUNTON & WILLIAMS

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,



Andrew A. Gerber

cc: Teresa M. Brenner
Steven J. Milloy

Equator Principles Report

Resolved: The shareholders request that the Company prepare by October 2008, at reasonable expense and omitting proprietary information, an Equator Principles Report. The report should describe and discuss how Bank of America's implementation of the Equator Principles has led to improved environmental and social outcomes in its project finance transactions.

Supporting Statement:

Bank of America says it uses the Equator Principles — guidelines developed to manage environmental and social issues — in making project finance decisions.

Bank of America has not disclosed to shareholders whether use of the Equator Principles actually leads to improved environmental and social outcomes.

Shareholders applaud Bank of America's desire to improve environmental and social conditions as part of its project finance transactions. However, shareholders want to see that Bank of America's touted implementation of the Equator Principles actually produces real and significant improvements.

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

February 5, 2008

VIA OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re: Shareowner Proposal of the Free Enterprise Action Fund to Bank of America Corporation under Exchange Act Rule 14a-8

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the Free Enterprise Action Fund ("FEAOX") in response to a January 30, 2008 supplemental letter from Bank of America Corporation, Inc. ("BAC") to the Division of Corporation Finance ("Staff") concerning a no-action letter concerning the above-captioned shareowner proposal.

Action Fund Management, LLC is the investment advisor to the FEAOX and is authorized to act on its behalf in this matter.

We believe that BAC's supplemental information provides no new basis for BAC to exclude the Proposal from its 2008 Proxy Materials.

I. BAC's single 2006 Equator Principles transaction was significant.

Although BAC asserts that it has only engaged in one 2006 transaction that was subject to the Equator Principles, the size of the transaction was significant — on the order of $2 billion according to BAC documents.

II. The Proposal is not limited to transactions *approved* under the Equator Principles.

The Proposal calls on BAC to disclose how its application of the Equator Principles has improved environmental and social outcomes. This also means disclosing information about transactions that were *not approved* under the Equator Principles, not just those transactions that were approved.

III. BAC has not reported to shareholders how this transaction has improved environmental or social outcomes.

We are not aware of any disclosure to shareholders by BAC that satisfies the Proposal. That is, we are not aware of any disclosure disseminated to shareholders in which BAC describes how application of the Equator principles has improved environmental and social outcomes.

IV. Touting, but not applying the Equator Principles may be false and misleading.

BAC asserts that the Proposal is excludable because the company doesn't really use the Equator principles. Yet BAC touts the Equator Principles on its web site.[1] The Proposal would help rectify the situation of BAC touting activity in which it doesn't really engage.

V. Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff reject BAC's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and BAC and its representatives concerning the Proposal.

A copy of this correspondence has been timely provided to BAC and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from BAC or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or BAC's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,



Steven J. Milloy
Managing Partner & General Counsel

cc: Edward O'Keefe, Bank of America Corporation
Andrew A. Gerber, Hunton & Williams

[1] *See* http://www.bankofamerica.com/environment/index.cfm?template=env_core_bpractices&state=IT#igud.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 22, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 20, 2007

The proposal requests that Bank of America prepare a report on how Bank of America's implementation of the Equator Principles has led to improved environmental and social outcomes in Bank of America's project finance transactions.

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(5). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Song Brandon
Attorney-Adviser

END